Exhibit 99.1

FOR IMMEDIATE RELEASE

Rilvegostomig, AstraZeneca’s Bi-specific Antibody Derived from
Compugen’s COM902, Expected to Progress into Phase 3

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Phase 3 study with rilvegostomig, AstraZeneca’s (LSE/STO/Nasdaq:AZN) PD-1/TIGIT bi-specific derived from Compugen’s COM902 is expected to start in 2023. AstraZeneca continues to expand rilvegostomig’s Phase 2 development across multiple indications and combinations

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COM902, Compugen’s potential best in class high affinity anti-TIGIT antibody was licensed in 2018 to AstraZeneca for exclusive use in bi-specific and multi-specific antibody products, excluding PVRIG- and/or PVRL2- TIGIT-bispecific products

HOLON, ISRAEL, February 14, 2023 ––Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, reported today that rilvegostomig, AstraZeneca’s bi-specific antibody derived from Compugen’s COM902, is expected to progress into Phase 3 this year. AstraZeneca announced plans to initiate a Phase 3 trial for rilvegostomig (previously AZD2936), a PD-1/TIGIT bi-specific antibody and is also developing an expanded Phase 2 program.

“We are excited that AstraZeneca, a global leader in the development of oncology therapeutics, plans to advance its PD-1/TIGIT bi-specific derived from our COM902 into a Phase 3 trial this year. In addition, we are happy to see that AstraZeneca continues to swiftly grow the rilvegostomig Phase 2 program across multiple indications including non-small cell lung cancer and gastric cancer,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “We believe that the continued expansion of the rilvegostomig clinical program demonstrates the commitment to explore the potential of TIGIT and our differentiated anti-TIGIT, COM902. Like COM902, a reduced Fc effector function anti-TIGIT antibody, rilvegostomig was engineered to reduce Fc effector functionality, with the potential to enhance anti-tumor activity. We have always believed that this could be the optimal design for an anti-TIGIT and we look forward to seeing how it plays out in the clinic. While TIGIT blocking antibodies may function in PD-L1 high expressing patients, our data consistently show that addition of an anti-PVRIG may sensitize tumors to also respond to PD-1 and TIGIT blockade even in PD-L1 low expressing patients. As leaders in the DNAM-1 axis space, we believe that evaluating the triple combination of COM902, with COM701, our anti-PVRIG, and pembrolizumab has the potential to maximize clinical benefit for patients.”

Dr. Cohen-Dayag added, “Our license agreement with AstraZeneca is part of our strategy to broaden opportunities for our pipeline, taking advantage of bi-specifics for combination development while maintaining our focus on the development of COM902 as part of various combinations either by Compugen or in collaboration with future partners, including in combination with COM701, our potential first-in-class anti-PVRIG antibody.”

About the Compugen-AstraZeneca License Agreement
In 2018, Compugen and AstraZeneca entered into an agreement, as amended, by which Compugen provided an exclusive license to AstraZeneca to use Compugen’s monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca is responsible for all research, development, and commercial activities. AstraZeneca has the right to create multiple products under this license. To date, Compugen has received a $10 million upfront payment, an additional $15.5 million in milestone payments and is entitled to receive up to an aggregate $200 million in development, regulatory and commercial milestones for the first product, as well as tiered royalties on future product sales. If additional bi or multi-specific products are developed based on Compugen’s monospecific antibodies that bind to TIGIT, additional milestones and royalties would be due to Compugen.

About the Trials
Details are available on ClinicalTrials.gov, identifiers: NCT04995523, NCT05702229, NCT03819465, NCT04612751

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen currently has one partnered program, namely rilvegostomig (previously AZD2936), a TIGIT/PD-1 bi-specific derived from COM902, that is in Phase 2 development by AstraZeneca through a license agreement for the development of bi-specific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is in pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding AstraZeneca’s plans to initiate a new Phase 3 trial evaluating rilvegostomig (previously AZD2936) in 2023 and is also developing an expanded Phase 2 program; statements regarding the belief that the continued expansion of the rilvegostomig clinical program demonstrates the commitment to explore the potential of TIGIT and our differentiated anti-TIGIT, COM902; statements regarding the engineering of rilvegostomig as being the optimal design; and statements regarding our belief that evaluating the triple combination of COM902, with COM701, our anti-PVRIG, and pembrolizumab has the potential to maximize clinical benefit for patients. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may negatively impact the global economy and may also adversely affect Compugen’s business and operations; clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071